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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a) AND
AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 15 )*

ACME UNITED CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $2.50 per share
(Title of Class of Securities)
004816104
(CUSIP Number)
R. Scott Asen
c/o Asen and Co.
224-East 49th Street
New York, New York 10017
212-758-2323
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	004816104	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
R. Scott Asen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*:
(a) ☐
Not Applicable (b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)*:

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		373,790 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		373,790 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

373,790 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*SEE INSTRUCTIONS

This Amendment No. 15 amends and supplements the Statement on Schedule 13D (the “Original Statement”) filed by R. Scott Asen (the “Reporting Person”) with the United States Securities and Exchange Commission (the “SEC”) on March 17, 2000, as amended on March 24, 2000, April 13, 2000, April 27, 2000, May 9, 2000, June 6, 2000, June 19, 2000, September 15, 2000, February 7, 2001, June 18, 2001, May 21, 2004, February 17, 2005, March 8, 2005, July 1, 2005 and July 13, 2005.

2

ITEM 1. SECURITY AND ISSUER
This Statement relates to the common stock, $2.50 par value (“Common Stock”) of Acme United Corporation (the “Issuer”). The executive offices of the Issuer are located at 1931 Black Rock Turnpike, Fairfield, Connecticut 06825.
ITEM 2. IDENTITY AND BACKGROUND
(a)      This Statement is being filed by R. Scott Asen (the “Reporting Person”).
(b)      The principal offices or business address of the Reporting Person is c/o Asen and Co., 224 East 49th Street, New York, New York 10017.
(c)      The Reporting Person’s principal occupation is President of Asen and Co., a New York corporation with principal executive offices located at 224 East 49th St., New York, New York 10017 (“Asen and Co.”), which provides certain investment advisory services.
(d)      The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)      The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f)      The Reporting Person is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
The aggregate amount of funds required to purchase the 373,790 shares of Common Stock owned by the Reporting Person was $1,015,946.34. The source of funds used by the Reporting Person to make the purchase of shares of Common Stock was personal funds.
ITEM 4. PURPOSE OF TRANSACTION
The Reporting Person acquired the Shares for investment purposes. However, the Reporting Person may hold talks or discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions the Reporting Person might make may affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, a change in the Issuer’s charter or by-laws or any of the other matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by the Reporting Person, the Reporting Person may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some of such Shares in open-market transactions or privately negotiated transactions.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As of the date hereof, the Reporting Person has the following interests in the securities of the Issuer:
(a)      The Reporting Person directly owns 373,790 shares of the Common Stock, which shares represent approximately 10.7% of the issued and outstanding shares of Common Stock, based on the total number of issued and outstanding shares of Common Stock being 3,495,333 (the “Total Outstanding Shares”), as reported by the Issuer in its Report on Form 10-Q for the quarter ended June 30, 2006.
(b)      The Reporting Person has sole voting, investment and dispositive power as to the 373,790 shares of Common Stock directly owned by him.

(c)      Except as set forth below, no transactions in the Common Stock of the Issuer were effected by the Reporting Person, directly or indirectly, during the past sixty days. All of the transactions listed below were sales and were effected in open market transactions
   R. Scott Asen Sales

Date	Shares	Price per share

10/9/06	16,800	$15.00

10/11/06	10,000	$15.00
(d)      Other than as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by the Reporting Person.
(e)      Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
There exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.
Dated: October 12, 2005

/s/ R. Scott Asen
R. Scott Asen